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                              January 31, 2024

       Jeff Cooper
       Chief Financial Officer
       Guidewire Software, Inc.
       970 Park Pl., Suite 200
       San Mateo, CA 94403

                                                        Re: Guidewire Software,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended July 31, 2023
                                                            Filed September 18,
2023
                                                            File No. 001-35394

       Dear Jeff Cooper:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended July 31, 2023

       Key Business Metrics
       Annual Recurring Revenue

   1. You disclose that annual recurring revenue ("ARR"), defined as "the annualized recurring value outlined in
active contracts at the end of a reporting period," is a key metric used to evaluate and manage
your business. We also note that ARR includes term-based licenses, for which revenue is
recognized at a point-in-time. Please expand your disclosure to address the following
and advise us.
                                                            Clarify how the
up-front revenue from term-based licenses is factored into your ARR calculation.
Address whether you annualize revenue recognized or invoiced amounts.
                                                            Clarify whether ARR
reflects any actual or anticipated reductions of revenue due to contract
non-renewals or cancellations, and discuss any limitations present as a result.
                                                            Disclose the
renewal rates for term-based arrangements and subscription
                                                            arrangements for
each period presented to support your assumptions.
                                                            Describe how
migrations from term-based arrangements to subscription arrangements
 Jeff Cooper
Guidewire Software, Inc.
January 31, 2024
Page 2
              impact your ARR calculation.
                Describe how ARR differs from GAAP revenue and specifically address the timing of revenue recognition related to the license performance obligation.
                Provide us with your proposed disclosure responsive to the concerns noted above.
              Refer to SEC Release 33-10751.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 with any questions.



FirstName LastNameJeff Cooper                               Sincerely,
Comapany NameGuidewire Software, Inc.
                                                            Division of
Corporation Finance
January 31, 2024 Page 2                                     Office of
Technology
FirstName LastName